Exhibit 4.1

DESCRIPTION OF SECURITIES

The following is a summary of the material provisions of our common stock, and our certificate of incorporation, and bylaws. You should also refer to our certificate of incorporation, and bylaws, which have been filed with the SEC as exhibits to this Report on Form 10-K.

Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value per share and 5,000,000 shares of Preferred Stock, no par value per share to have such preferences as our board of directors may determine from time to time.   The Company’s shareholders have approved an amendment to the Company’s Articles of Incorporation to increase the number of shares of authorized common stock to 150,000,000 shares. The Company expects to file an Amendment to its Articles of Incorporation to increase the authorized shares of Common Stock to 150,000,000 in July 2020. As of August 4. 2020, a total of 70,181,217 shares of common stock and no shares of Preferred Stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held. The affirmative vote of a majority of votes cast at a meeting which commences with a lawful quorum is sufficient for approval of most matters upon which shareholders may or must vote, including the questions presented for approval or ratification at the Annual Meeting. However, an amendment of the articles of incorporation requires the affirmative vote of a majority of the total voting power for approval. Common shares do not carry cumulative voting rights, and holders of more than 50% of the common stock have the power to elect all directors and, as a practical matter, to control the Company. Holders of common stock are not entitled to preemptive rights, and the common stock may only be redeemed at our election.

Preferred Stock

Our preferred shares are entitled to such rights, preferences and limitations as determined by our board of directors. At the present time, no rights, preferences or limitations have been established for our preferred shares.

Options and Warrants

As of March 31, 2020, the Company had 1,124,410 options outstanding and 3,349,120 warrants outstanding.

Listing

Our common stock quoted OTC Pink under the symbol SBEV.

Transfer Agent and Registrar

Equiniti Shareowner Services is serving as our transfer agent and registrar. They are located at 1110 Centre Point Curve #101; Mendota, MN 55120.